Filed by Energy Transfer Equity, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Southern Union Company

Commission File No.: 1-06407

Energy Transfer Equity, L.P. issued the following press release on February 16, 2012:

ENERGY TRANSFER EQUITY ANNOUNCES LAUNCH OF

NEW CREDIT FACILITY IN CONNECTION WITH

SOUTHERN UNION ACQUISITION

DALLAS, February 16, 2012 — Energy Transfer Equity, L.P. (NYSE: ETE) today announced that it has launched the syndication of a new senior secured credit facility of up to $2.30 billion. ETE intends to use the net proceeds from the senior secured credit facility, together with a portion of the proceeds from Southern Union Company’s (NYSE: SUG) contribution of its 50% interest in Citrus Corp. (“Citrus”) to Energy Transfer Partners, L.P. (NYSE:ETP) in exchange for $2.0 billion, to fund the cash portion of the purchase price of its previously announced acquisition of Southern Union Company and pay related fees and expenses, including existing borrowings under ETE’s revolving credit facility and for general partnership purposes.

Upon closing, the new senior secured credit facility, combined with the proceeds from the Citrus contribution, is expected to replace the previously announced $3.7 billion acquisition financing with permanent financing. The ultimate size of the senior secured credit facility is subject to the cash consideration elected by SUG shareholders in connection with the acquisition. The closing of the new senior secured credit facility is anticipated to occur during the first quarter of 2012, in conjunction with the closing of the SUG acquisition.

Energy Transfer Equity, L.P. (NYSE:ETE) is a publicly traded partnership, which owns the general partner and 100 percent of the incentive distribution rights (IDRs) of Energy Transfer Partners and approximately 50.2 million ETP limited partner units; and owns the general partner and 100 percent of the IDRs of Regency Energy Partners and approximately 26.3 million Regency limited partner units. For more information, visit the Energy Transfer Equity, L.P. website at www.energytransfer.com.

Energy Transfer Partners, L.P. (NYSE:ETP) is a publicly traded partnership owning and operating a diversified portfolio of energy assets. ETP has pipeline operations in Arizona, Arkansas, Colorado, Louisiana, Mississippi, New Mexico, Utah and West Virginia and owns the largest intrastate pipeline system in Texas. ETP currently has natural gas operations that include approximately 18,000 miles of gathering and transportation pipelines, treating and processing assets, and three storage facilities located in Texas. ETP also holds a 70 percent interest in Lone Star NGL LLC, a joint venture that owns and operates NGL storage, fractionation and transportation assets in Texas, Louisiana and Mississippi. ETP’s general partner is owned by ETE. For more information, visit the Energy Transfer Partners, L.P. website at www.energytransfer.com.

Regency Energy Partners LP (NYSE: RGP) is a growth-oriented, midstream energy partnership engaged in the gathering and processing, contract compression, contract treating and transportation of natural gas and natural gas liquids. Regency’s general partner is owned by ETE. For more information, visit the Regency Energy Partners LP website at www.regencyenergy.com.

Forward Looking Statements

This press release may include certain statements concerning expectations for the future that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management’s control. Among those is the risk that the anticipated benefits from the proposed transaction cannot be fully realized. An extensive list of factors that can affect future results are discussed in the Partnership’s Annual Reports on Form 10-K and other documents filed from time to time with the Securities and Exchange Commission. The Partnership undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

Additional Information

In connection with the transaction, ETE and SUG have filed a proxy statement / prospectus and other documents with the SEC. Investors and security holders are urged to carefully read the definitive proxy statement/prospectus filed with the SEC because it contains important information regarding ETE, SUG and the transaction.

A definitive proxy statement/prospectus has been sent to stockholders of SUG seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by ETE and SUG with the SEC at the SEC’s website, www.sec.gov. The definitive proxy statement/prospectus and such other documents relating to ETE may also be obtained free of charge by directing a request to Energy Transfer Equity, L.P., Attn: Investor Relations, 3738 Oak Lawn Avenue, Dallas, Texas 75219, or from ETE’s website, www.energytransfer.com. The definitive proxy statement/prospectus and such other documents relating to SUG may also be obtained free of charge by directing a request to Southern Union Company, Attn: Investor Relations, 5051 Westheimer Road, Houston, Texas 77056, or from SUG’s website, www.sug.com.

ETE, SUG and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information concerning the interests of the persons who may be “participants” in the solicitation is set forth in the definitive proxy statement/prospectus.

The information contained in this press release is available on our website at www.energytransfer.com.

Contacts

Investor Relations:

Brent Ratliff

Energy Transfer

214-981-0700 (office)

Media Relations:

Vicki Granado

Granado Communications Group

214-599-8785 (office)

214-498-9272 (cell)